Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BONK, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

BONK, INC., a corporation duly organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The name of the corporation is Bonk, Inc. (the “Corporation”). The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of Delaware on October 24, 2018 and amended and restated on November 29, 2018, July 13, 2020, and November 25, 2024, and amended on November 4, 2025.

SECOND: The Third Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby further amended by striking Section 1 of Article Four in its entirety and by substituting in lieu of the following:

“Section 1 Authorized Shares. The total number of shares of stock of all classes of capital stock that the Corporation is authorized to issue is 1,001,000,000, of which 1,000,000,000 shares shall be common stock having a par value of $0.001 (“Common Stock”) and 1,000,000 shares shall be shares of preferred stock having a par value of $0.001 (“Preferred Stock”).

At the Effective Time (as defined below) every thirty-five (35) shares of Common Stock that were issued and outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be converted into and one (1) validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof ( “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the Effective Time as determined by the Board of Directors of the Corporation.

THIRD: The Amendment does not increase the authorized stock of the Corporation.

FOURTH: The foregoing amendment shall be effective (the “Effective Time”) as of December 11, 2025 at 12:01 AM EST.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 9th day of December 2025.

BONK, INC.

By:	/s/ Jarrett Boon
Jarrett Boon
Chief Executive Officer